EXHIBT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of TransCanada Corporation
We consent to the incorporation by reference in the registration statement on Form S-8 of TransCanada Corporation of our reports dated February 14, 2018, with respect to the consolidated balance sheets of TransCanada Corporation as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, cash flows, and equity for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the "consolidated financial statements"), and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 40-F of TransCanada Corporation.

/s/KPMG LLP
Chartered Professional Accountants

August 30, 2018
Calgary, Canada